NO ACT

PE
1-6-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013195

Received SEC

JAN 07 2010

Washington, DC 20549

January 7, 2010

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-7-10

Katherine Stephens
Senior Corporate Counsel
Google Inc.
1600 Amphitheatre Parkway
Mountain View, CA 94043

Re: Google Inc.

Dear Ms. Stephens:

This is in regard to your letter dated January 6, 2010 concerning the shareholder proposal submitted by John Harrington for inclusion in Google's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Google therefore withdraws its December 23, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Charles Kwon
Special Counsel

cc: John Harrington
President
Harrington Investments, Inc.
1001 2nd Street, Suite 325
Napa, CA 94559

1600 Amphitheatre Parkway
Mountain View, California 94043



Tel: 650.253.0000
www.google.com

January 6, 2010

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Google Inc. – Withdrawal of Request for No Action Regarding Stockholder Proposal Submitted by John Harrington

Dear Sir or Madam:

By letter dated November 16, 2009, John Harrington (the "**Proponent**") submitted to Google Inc. (the "**Company**") a stockholder proposal entitled "Committee on Human Rights" (the "**Proposal**") for inclusion in the Company's proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders.

By letter dated December 23, 2009 (the "**No-Action Request**"), the Company requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted the Proposal from its 2010 Proxy Statement in reliance on Rule 14a-8(i)(12).

By letter dated December 24, 2009, the Proponent advised the Company that he is withdrawing the Proposal. As a result, the Company wishes to withdraw its No-Action Request. For your convenience, we have attached a copy of all written correspondence relating to the Proposal.

If you have any questions or require additional information, please do not hesitate to call the undersigned at (650) 214-1887. The Company is sending a copy of this letter and enclosures to the Proponent.

Very truly yours,

GOOGLE INC.

Katherine Stephens
Senior Corporate Counsel

Enclosures

cc: John Harrington


HARRINGTON
INVESTMENTS, INC.

December 24, 2009

Katherine Stephens
Senior Corporate Counsel
Google Inc.
1600 Ampitheatre Parkway
Mountain View, CA 94043
Fax: (650) 618-1806

RE: Stockholder Proposal Submitted by John Harrington

Dear Ms. Stephens,

Pursuant to the receipt of your letter on December 23, 2009, I am withdrawing my shareholder proposal to create a Human Rights Committee.

Sincerely,

John Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

1600 Amphitheatre Parkway
Mountain View, California 94043



Tel: 650.253.0000
www.google.com

December 23, 2009

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Google Inc. – Stockholder Proposal Submitted by John Harrington

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Google Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders (the "**2010 Annual Meeting**") a stockholder proposal (the "**2010 Proposal**") submitted by John Harrington (the "**Proponent**") under cover of letter dated November 16, 2009 and received by the Company on November 16, 2009.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company, in reliance on Rule 14a-8(i)(12), omits the 2010 Proposal from the 2010 Proxy Statement on the grounds that the 2010 Proposal deals with substantially the same subject matter as another proposal that was included in the Company's proxy statement for its 2008 annual meeting of stockholders held on May 8, 2008 (the "**2008 Annual Meeting**") and received less than 3% of the vote at the 2008 Annual Meeting.

The Company expects to file its definitive 2010 Proxy Statement with the Commission on or about March 29, 2010, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Rule 14a-8(j), we are enclosing six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the 2010 Proposal from the 2010 Proxy Statement to be proper.



I. The 2010 Proposal

A copy of the 2010 Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The 2010 Proposal, which is titled "Shareholder Proposal to Create a Human Rights Committee" reads as follows:

> 4.7 COMMITTEE ON HUMAN RIGHTS
>
> RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:
>
> Section 4.7. Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.
>
> The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.
>
> Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

II. Basis for Exclusion – Rule 14a-8(i)(12)(i)

Rule 14a-8(i)(12)(i) under the Exchange Act provides that if a stockholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 calendar years." For purposes of counting votes under



Rule 14a-8(i)(12), Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**") states that only votes for and against a proposal are included in the calculation of the stockholder vote for the proposal.

In the Company's proxy materials for its 2008 Annual Meeting, the Company included a stockholder proposal submitted by Harrington Investments, Inc. (the "**2008 Proposal**") regarding the establishment of a human rights committee. A copy of the 2008 Proposal as it appeared in the Company's 2008 proxy materials is attached hereto as Exhibit B. The 2008 Proposal is identical to the 2010 Proposal and, at the 2008 Annual Meeting, the 2008 Proposal received 7,470,441 votes for and 531,330,839 votes against. Tallying the votes in accordance with the guidelines established by SLB 14, 1.39% of the votes cast were in favor of the 2008 Proposal. Accordingly, the 2010 Proposal is excludable under Rule 14a-8(i)(12)(i).

III. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the 2010 Proposal from its 2010 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (650) 214-1887. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

****



Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

GOOGLE INC.

Katherine Stephens
Senior Corporate Counsel

Enclosures

cc: John Harrington
Kent Walker
Donald Harrison

Exhibit A


HARRINGTON
INVESTMENTS, INC

November 16, 2009

Google Inc.
Attn: Corporate Secretary
1600 Ampitheatre Parkway
Mountain View, CA 94043
Fax: (650) 618-1806

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Google Inc. company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Google Inc. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Shareholder Proposal to Create a Human Rights Committee

4.7 COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:

Section 4.7. *Board Committee on Human Rights*. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

Exhibit B


HARRINGTON

December 5, 2007

Google Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California
94043

Carbon Copy Sent Via Fax: (650) 618-1806

Re: Shareholder Resolution

Dear Ms. Secretary:

Harrington Investments, Inc. is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return.

I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of Googe Inc. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,



John C. Harrington
President

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Shareholder Proposal to Create a Human Rights Committee

4.7 COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:

Section 4.7. *Board Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.


HARRINGTON
INVESTMENTS, INC.

December 24, 2009

Katherine Stephens
Senior Corporate Counsel
Google Inc.
1600 Ampitheatre Parkway
Mountain View, CA 94043
Fax: (650) 618-1806

RE: Stockholder Proposal Submitted by John Harrington

Dear Ms. Stephens,

Pursuant to the receipt of your letter on December 23, 2009, I am withdrawing my shareholder proposal to create a Human Rights Committee.

Sincerely,



John Harrington
President

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM 

1600 Amphitheatre Parkway
Mountain View, California 94043



Tel: 650.253.0000
www.google.com

December 23, 2009

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Google Inc. – Stockholder Proposal Submitted by John Harrington

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Google Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement (the "**2010 Proxy Statement**") for its 2010 annual meeting of stockholders (the "**2010 Annual Meeting**") a stockholder proposal (the "**2010 Proposal**") submitted by John Harrington (the "**Proponent**") under cover of letter dated November 16, 2009 and received by the Company on November 16, 2009.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company, in reliance on Rule 14a-8(i)(12), omits the 2010 Proposal from the 2010 Proxy Statement on the grounds that the 2010 Proposal deals with substantially the same subject matter as another proposal that was included in the Company's proxy statement for its 2008 annual meeting of stockholders held on May 8, 2008 (the "**2008 Annual Meeting**") and received less than 3% of the vote at the 2008 Annual Meeting.

The Company expects to file its definitive 2010 Proxy Statement with the Commission on or about March 29, 2010, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Rule 14a-8(j), we are enclosing six copies of each of this letter and the accompanying attachments. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the 2010 Proposal from the 2010 Proxy Statement to be proper.



I. The 2010 Proposal

A copy of the 2010 Proposal, together with the Proponent's supporting statement, is attached hereto as Exhibit A. The 2010 Proposal, which is titled "Shareholder Proposal to Create a Human Rights Committee" reads as follows:

> 4.7 COMMITTEE ON HUMAN RIGHTS
>
> RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:
>
> Section 4.7. Board Committee on Human Rights. There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.
>
> The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.
>
> Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

II. Basis for Exclusion – Rule 14a-8(i)(12)(i)

Rule 14a-8(i)(12)(i) under the Exchange Act provides that if a stockholder proposal deals with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . less than 3% of the vote if proposed once within the preceding 5 calendar years." For purposes of counting votes under



Rule 14a-8(i)(12), Staff Legal Bulletin No. 14 (July 13, 2001) ("**SLB 14**") states that only votes for and against a proposal are included in the calculation of the stockholder vote for the proposal.

In the Company's proxy materials for its 2008 Annual Meeting, the Company included a stockholder proposal submitted by Harrington Investments, Inc. (the "**2008 Proposal**") regarding the establishment of a human rights committee. A copy of the 2008 Proposal as it appeared in the Company's 2008 proxy materials is attached hereto as Exhibit B. The 2008 Proposal is identical to the 2010 Proposal and, at the 2008 Annual Meeting, the 2008 Proposal received 7,470,441 votes for and 531,330,839 votes against. Tallying the votes in accordance with the guidelines established by SLB 14, 1.39% of the votes cast were in favor of the 2008 Proposal. Accordingly, the 2010 Proposal is excludable under Rule 14a-8(i)(12)(i).

III. Conclusion

Based on the foregoing, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the 2010 Proposal from its 2010 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at (650) 214-1887. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

****



Please acknowledge receipt of this letter and its attachment by date-stamping the enclosed copy of the first page of this letter and returning it in the enclosed self-addressed stamped envelope.

Sincerely,

GOOGLE INC.

Katherine Stephens
Senior Corporate Counsel

Enclosures

cc: John Harrington
Kent Walker
Donald Harrison

Exhibit A


HARRINGTON
INVESTMENTS, INC.

November 16, 2009

Google Inc.
Attn: Corporate Secretary
1600 Ampitheatre Parkway
Mountain View, CA 94043
Fax: (650) 618-1806

RE: Shareholder Proposal

Dear Corporate Secretary,

As a beneficial owner of Google Inc. company stock, I am submitting the enclosed shareholder resolution for inclusion in the 2010 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of Google Inc. common stock. I have held these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for a resolution through the shareholder's meeting. I have enclosed a copy of Proof of Ownership from Charles Schwab & Company. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,

John Harrington
President

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM

Shareholder Proposal to Create a Human Rights Committee

4.7 COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:

Section 4.7. *Board Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.

Exhibit B




HARRINGTON
INVESTMENTS INC.

December 5, 2007

Google Inc.
Attn: Corporate Secretary
1600 Amphitheatre Parkway
Mountain View, California
94043

Carbon Copy Sent Via Fax: (650) 618-1806

Re: Shareholder Resolution

Dear Ms. Secretary:

Harrington Investments, Inc. is a socially responsible investment firm managing assets for individuals and institutions concerned with a social and environmental as well as financial return.

I am submitting the enclosed shareholder proposal for inclusion in this year's proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 200 shares of Googe Inc. I have held my shares continuously for more than one year and will be providing verification of my ownership. I will continue to hold all the shares through the next stockholders' meeting. My representative or I will attend the shareholders' meeting to move the resolution as required by the SEC rules. Thank you.

Sincerely,

John C. Harrington
President

Encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
HARRINV@NAPANET.NET WWW.HARRINGTONINVESTMENTS.COM

Shareholder Proposal to Create a Human Rights Committee

4.7 COMMITTEE ON HUMAN RIGHTS

RESOLVED: To amend the Bylaws, by inserting the following after section 4.6:

Section 4.7. *Board Committee on Human Rights.* There is established a Board Committee on Human Rights, which is created and authorized to review the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide.

The Board of Directors is authorized in its discretion consistent with these Bylaws, the Articles of Incorporation and applicable law to (1) select the members of the Board Committee on Human Rights, (2) provide said committee with funds for operating expenses, (3) adopt regulations or guidelines to govern said Committee's operations, (4) empower said Committee to solicit public input and to issue periodic reports to shareholders and the public, at reasonable expense and excluding confidential information, including but not limited to an annual report on the implications of company policies, above and beyond matters of legal compliance, for the human rights of individuals in the US and worldwide, and (5) any other measures within the Board's discretion consistent with these Bylaws and applicable law.

Nothing herein shall restrict the power of the Board of Directors to manage the business and affairs of the company. The Board Committee on Human Rights shall not incur any costs to the company except as authorized by the Board of Directors.

SUPPORTING STATEMENT

The proposed Bylaw would establish a Board Committee on Human Rights which would review and make policy recommendations regarding human rights issues raised by the company's activities and policies. We believe the proposed Board Committee on Human Rights could be an effective mechanism for addressing the human rights implications of the company's activities and policies as they emerge anywhere in the world. In defining "human rights," proponents suggest that the committee could use the US Bill of Rights and the Universal Declaration of Human Rights as nonbinding benchmark or reference documents.